RICHARD FEINER
ATTORNEY AT LAW
381 Park Avenue South
16th Floor
Of Counsel	New York, New York 10017
Silverman Shin	(212) 779-8600
Byrne & Gilchrest PLLC	Fax (917) 720-0863
E-Mail RFeiner@Silverfirm.com

April 15, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elite Pharmaceuticals, Inc.
Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of Elite Pharmaceuticals, Inc. (the “Company”), I file herewith the above-mentioned registration statement.

If you have any questions or comments with regard to the filing, please contact the undersigned at the above address.

Very truly yours, /s/ Richard Feiner Richard Feiner